United States Securities and Exchange Commission	November 3, 2009
Washington, DC, 20549

Att:  Evan S. Jacobson

Re:  RecycleNet Corporation
        Revised Preliminary Proxy Statement on Schedule 14A – Amendment 2
        Filed October 29, 2009
        File No. 000-30550

Matter:  Response to comments received on October 29, 2009

Dear Mr. Jacobson

We have addressed the comments you have sent in regards to our preliminary proxy statement filing of October 29, 2009.  Please refer to the following responses:

1.	We have revised the proxy to disclose the shareholder vote necessary to approve each proposal.
2.
We have entered the alternative considered to selling Scrap.Net Inc.  If the shareholders the Company do not approve the sale of Scrap.Net Inc the Company will not have the finances to continue to meet our filing obligations with the United States Securities and Exchange Commission.  This failure to meet filing regulations would result in the deregistering of the Company (the Company would “go dark”).  The negative impact of the Company deregistering to the shareholders is disclosed

3.	We have expanded on the potential negative impacts of being a shell company. We have disclosed the potential negative impact of the sale of the operations on the price of the common stock.

In connection with responding to the comments received on October 29, 2009 the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the comments submitted to the Company have been adequately answered.

If you have additional questions, please contact our counsel

STEVEN L. TAYLOR, PC
Lawyer
175 East 400 South, Suite 900
Salt Lake City, Utah 84111
801 578-3283

Sincerely,

  /s/  Paul Roszel
Paul Roszel, President and CEO
November 3, 2009

CC:  Steven L. Taylor, Esq.
        Steven L. Taylor, PC

RecycleNet Corporation
P.O. Box 58228 Salt Lake City, UT  84158
Tel:  (801) 531-0404        Fax: (801) 531-0707        Email:  info@recycle.net